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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
    RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                               (AMENDMENT NO. 5)*

                                RemedyTemp, Inc.
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                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    759549108
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                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2/92)


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-------------------                                            -----------------
CUSIP NO. 759549108                   13G                      PAGE 1 OF 4 PAGES
-------------------                                            -----------------

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   1     NAME OF REPORTING PERSON         Robert E. McDonough, Sr. and the
                                          McDonough Survivor's Trust U/D/T dated
                                          June 5, 1985, as amended

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)  [ ]

                                                            (b)  [ ]
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   3     SEC USE ONLY

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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
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                      5     SOLE VOTING POWER

                                2,090,864 shares of Class A Common Stock

  NUMBER OF       --------------------------------------------------------------

   SHARES             6     SHARED VOTING POWER

BENEFICIALLY                    0

  OWNED BY        --------------------------------------------------------------

    EACH              7     SOLE DISPOSITIVE POWER

  REPORTING                     2,090,864 shares of Class A Common Stock

   PERSON         --------------------------------------------------------------

    WITH              8     SHARED DISPOSITIVE POWER

                                0

--------------------------------------------------------------------------------

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,090,864 shares of Class A Common Stock

--------------------------------------------------------------------------------

   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            26.6%

--------------------------------------------------------------------------------

   12    TYPE OF REPORTING PERSON*

            IN and OO (trust)

--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                PAGE 1 OF 4 PAGES


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Pursuant to Rule 13d-1(f)(1), this statement is filed on behalf of the two
Reporting Persons identified herein with respect to the 2,090,864 shares of Class A Common Stock of RemedyTemp, Inc.

ITEM 1(a).  NAME OF ISSUER:

            RemedyTemp, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            The Issuer's principal executive office is located at 101 Enterprise, Aliso Viejo, California 92656.

ITEM 2(a).  NAME OF PERSON FILING:

            This statement is filed by Robert E. McDonough, Sr. ("Robert E. McDonough") and Robert E. McDonough, Sr., Trustee of the McDonough Survivor's Trust U/D/T dated June 5, 1985, as amended (the "Trust"). The information specified in (b) and (c) of Item 2 is given with respect to Robert E. McDonough. Because Robert E. McDonough is the trustee of the Trust, the information specified in (b) and (c) is also applicable with respect to the Trust.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            The principal business address of Robert E. McDonough is 101 Enterprise, Aliso Viejo, California 92656.

ITEM 2(c).  CITIZENSHIP:

            United States of America.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            This statement relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") of RemedyTemp, Inc. (the "Company").

ITEM 2(e).  CUSIP NUMBER:

            759549108.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

            (a)  [ ]  Broker or dealer registered under Section 15 of the Act;

            (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act;

            (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the
                      Act;

            (d)  [ ]  Investment Company registered under Section 8 of the
                      Investment Company Act;

            (e)  [ ]  Investment Adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E);



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            (f)  [ ]  Employee Benefit Plan or Endowment Fund in accordance with
                      Rule 13d-1(b)(1)(ii)(F),

            (g)  [ ]  Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

            (h)  [ ]  Savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

            (i)  [ ]  Church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act;

            (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            Not applicable.

ITEM 4.  OWNERSHIP.

            (a) AMOUNT BENEFICIALLY OWNED: Under Rule 13d-3, Robert E. McDonough beneficially owns 2,090,864 shares of Class A Common Stock, consisting of 2,000,000 shares of Class A Common Stock held by the Trust and 90,864 shares of Class A Common Stock held by Robert E. McDonough, which includes 90,764 shares issuable upon exercise of vested stock options. As trustee of the Trust, Robert E. McDonough has the sole power to vote and direct the vote of these shares of Class A Common Stock.

            (b)   PERCENT OF CLASS: 26.6%.

            (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE - 2,090,864.

            (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE - 0.

            (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF -
                  2,090,864.

            (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF - 0.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.



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ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10. CERTIFICATION.

            Not applicable.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2002                  /s/ Robert E. McDonough, Sr.
                                          --------------------------------------
                                          Robert E. McDonough, Sr.



Dated: February 14, 2002                  /s/ Robert E. McDonough, Sr.
                                          --------------------------------------
                                           Robert E. McDonough, Sr., Trustee of
                                           the McDonough Survivor's Trust U/D/T
                                           dated June 5, 1985, as amended



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                                  EXHIBIT INDEX

Exhibit No.   Description
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
    1         Filing Agreement - regarding the filing of one statement with respect to the same securities.